UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

GLOBAL POWER EQUIPMENT GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941P108 (CUSIP Number)

September 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 37941P108	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Artisan Partners Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 5,851,700
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 5,851,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,851,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OF REPORTING PERSON (see Instructions) IA

CUSIP No. 37941P108	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Artisan Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 5,851,700
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 5,851,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,851,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 37941P108	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew A. Ziegler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 5,851,700
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 5,851,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,851,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 37941P108	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlene Murphy Ziegler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 5,851,700
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 5,851,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,851,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 37941P108	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Artisan Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 2,556,700
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 2,556,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (see Instructions) CO

Item 1	(a)	Name of Issuer:

GLOBAL POWER EQUIPMENT GROUP INC.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

6120 South Yale, Suite 1480
Tulsa, Oklahoma 74136

Item 2	(a)	Name of Person Filing:

Artisan Partners Limited Partnership (“Artisan Partners”)
Artisan Investment Corporation, the general partner of Artisan Partners (“Artisan Corp.”)
Andrew A. Ziegler
Carlene Murphy Ziegler
Artisan Funds, Inc. (“Artisan Funds”)

Item 2	(b)	Address of Principal Business Office:

Artisan Partners, Artisan Corp., Mr. Ziegler, Ms. Ziegler, and Artisan Funds are all located at:

875 East Wisconsin Avenue, Suite 800
Milwaukee, WI 53202

Item 2	(c)	Citizenship:

Artisan Partners is a Delaware limited partnership
Artisan Corp. is a Wisconsin corporation
Mr. Ziegler and Ms. Ziegler are U.S. citizens
Artisan Funds is a Wisconsin corporation

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

37941P108

Item 3		Type of Person:

(d) Artisan Funds is an Investment Company under Section 8 of the Investment Company Act.

(e) Artisan Partners is an investment adviser registered under section 203 of the Investment Advisers Act of 1940; Artisan Corp. is the General Partner of Artisan Partners; Mr. Ziegler and Ms. Ziegler are the principal stockholders of Artisan Corp.

Item 4	Ownership (at September 30, 2005):

(a) Amount owned “beneficially” within the meaning of rule 13d-3: 5,851,700

(b) Percent of class: 12.5% (based on 46,945,585 shares outstanding as of August 2, 2005)

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: None

(ii) shared power to vote or to direct the vote: 5,851,700

(iii) sole power to dispose or to direct the disposition of: None

(iv) shared power to dispose or to direct disposition of: 5,851,700

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The shares reported herein have been acquired on behalf of discretionary clients of Artisan Partners; as reported herein, Artisan Partners holds 5,851,700 shares, including 2,556,700 shares on behalf of Artisan Funds. Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2005

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	LAWRENCE A. TOTSKY*

ANDREW A. ZIEGLER

ANDREW A. ZIEGLER*

CARLENE MURPHY ZIEGLER

CARLENE MURPHY ZIEGLER*

ARTISAN FUNDS, INC.

By:	LAWRENCE A. TOTSKY*

*By:	/s/ LAWRENCE A. TOTSKY

Lawrence A. Totsky

Chief Financial Officer of Artisan Investment Corporation

Attorney-in-Fact for Andrew A. Ziegler

Attorney-in-Fact for Carlene Murphy Ziegler

Chief Financial Officer and Treasurer

of Artisan Funds, Inc.

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of October 7, 2005 by and among Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene Murphy Ziegler, and Artisan Funds, Inc.

Exhibit 2	Power of Attorney of Andrew A. Ziegler dated as of April 2, 2002

Exhibit 3	Power of Attorney of Carlene M. Ziegler dated as of April 2, 2002